

Mail Stop 4631

December 22, 2009

Mr. Kevin Kreisler
GS Enviroservices, Inc.
One Penn Plaza, Suite 1612
New York, NY 10119

   RE: GS Enviroservices, Inc.
     Form 10-K for the fiscal year ended December 31, 2008
     Filed March 31, 2009
     File #0-33513

Dear Mr. Kreisler:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

           Sincerely,

           John Cash
           Accounting Branch Chief